Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Second Fiscal Quarter Ended August 31, 2026,

Declares Cash Dividend and Issues Notice of Annual General Meeting

(Beijing–October 29, 2026)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a smart learning solutions provider in China, today announced its unaudited financial results for the second quarter of fiscal year 2027 ended August 31, 2026 and issued notice of Annual General Meeting.

Highlights for the Second Quarter of Fiscal Year 2027

-	Net revenues were US$994.6 million, compared to net revenues of US$861.4 million in the same period of the prior year.
-	Income from operations was US$235.9 million, compared to income from operations of US$96.1 million in the same period of the prior year.
-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$247.7 million, compared to non-GAAP income from operations of US$107.8 million in the same period of the prior year.
-	Net loss attributable to TAL was US$47.4 million, compared to net income attributable to TAL of US$124.1 million in the same period of the prior year.
-	Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$35.6 million, compared to non-GAAP net income attributable to TAL of US$135.8 million in the same period of the prior year.
-	Basic and diluted net loss per American Depositary Share (“ADS”) were both US$0.09. Non-GAAP basic and diluted net loss per ADS, which excluded share-based compensation expenses, were both US$0.06. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$2,748.5 million as of August 31, 2026, compared to US$3,239.3 million as of February 28, 2026.

Highlights for the Six Months Ended August 31, 2026

-	Net revenues were US$1,753.0 million, compared to net revenues of US$1,436.4 million in the same period of the prior year.
-	Income from operations was US$373.1 million, compared to income from operations of US$110.4 million in the same period of the prior year.
-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$396.4 million, compared to non-GAAP income from operations of US$133.0 million in the same period of the prior year.
-	Net income attributable to TAL was US$360.6 million, compared to net income attributable to TAL of US$155.4 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$383.9 million, compared to non-GAAP net income attributable to TAL of US$177.9 million in the same period of the prior year.
-	Basic and diluted net income per ADS were both US$0.65. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.69.

Financial Data——Second Quarter and First Six Months of Fiscal Year 2027

(In US$ thousands, except per ADS data and percentages)

	Three Months Ended
	August 31,
	2025	2026	Pct. Change
Net revenues	861,353	994,648	15.5%
Income from operations	96,097	235,861	145.4%
Non-GAAP income from operations	107,849	247,692	129.7%
Net income/(loss) attributable to TAL	124,084	(47,438)	(138.2)%
Non-GAAP net income/(loss) attributable to TAL	135,836	(35,607)	(126.2)%
Net income/(loss) per ADS attributable to TAL – basic	0.22	(0.09)	(139.5)%
Net income/(loss) per ADS attributable to TAL – diluted	0.21	(0.09)	(140.0)%
Non-GAAP net income/(loss) per ADS attributable to TAL – basic	0.24	(0.06)	(127.1)%
Non-GAAP net income/(loss) per ADS attributable to TAL – diluted	0.24	(0.06)	(127.4)%

	Six Months Ended
	August 31,
	2025	2026	Pct. Change
Net revenues	1,436,352	1,753,025	22.0%
Income from operations	110,443	373,065	237.8%
Non-GAAP income from operations	132,958	396,434	198.2%
Net income attributable to TAL	155,366	360,569	132.1%
Non-GAAP net income attributable to TAL	177,881	383,938	115.8%
Net income per ADS attributable to TAL – basic	0.26	0.65	146.9%
Net income per ADS attributable to TAL – diluted	0.26	0.65	147.9%
Non-GAAP net income per ADS attributable to TAL – basic	0.30	0.69	129.6%
Non-GAAP net income per ADS attributable to TAL – diluted	0.30	0.69	130.6%

“In the second quarter of fiscal year 2027, we delivered steady revenue growth and continued to improve operational efficiency,” said Alex Peng, TAL’s President and Chief Financial Officer. “Our focus remains on strengthening our core businesses and delivering better learning experiences for students.”

Mr. Peng added, “Looking ahead, we will continue to combine our educational expertise with technology to better serve students and create long-term value.”

Financial Results for the Second Quarter of Fiscal Year 2027

Net Revenues

In the second quarter of fiscal year 2027, TAL reported net revenues of US$994.6 million, representing a 15.5% increase from US$861.4 million in the second quarter of fiscal year 2026.

Operating Costs and Expenses

In the second quarter of fiscal year 2027, operating costs and expenses were US$758.8 million, representing a 0.8% decrease from US$765.3 million in the second quarter of fiscal year 2026. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$747.0 million, representing a 0.9% decrease from US$753.5 million in the second quarter of fiscal year 2026.

Cost of revenues increased by 8.0% to US$400.0 million from US$370.3 million in the second quarter of fiscal year 2026. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 8.0% to US$399.5 million, from US$369.8 million in the second quarter of fiscal year 2026.

Selling and marketing expenses decreased by 15.3% to US$226.4 million from US$267.3 million in the second quarter of fiscal year 2026. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, decreased by 15.6% to US$223.3 million, from US$264.4 million in the second quarter of fiscal year 2026.

General and administrative expenses increased by 3.7% to US$132.4 million from US$127.6 million in the second quarter of fiscal year 2026. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 4.1% to US$124.2 million, from US$119.3 million in the second quarter of fiscal year 2026.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 0.7% to US$11.8 million in the second quarter of fiscal year 2027 from US$11.8 million in the same period of fiscal year 2026.

Gross Profit

Gross profit increased by 21.1% to US$594.6 million from US$491.0 million in the second quarter of fiscal year 2026. The gross margin for the second quarter of fiscal year 2027 was 59.8%, compared to 57.0% in the same period of the prior year.

Income from Operations

Income from operations was US$235.9 million in the second quarter of fiscal year 2027, compared to income from operations of US$96.1 million in the second quarter of fiscal year 2026. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$247.7 million, compared to Non-GAAP income from operations of US$107.8 million in the same period of the prior year.

Other Income/(Expense)

Other expense was US$189.7 million for the second quarter of fiscal year 2027, compared to other income of US$67.1 million in the second quarter of fiscal year 2026. The change in other income/(expense) for the second quarter was mainly driven by fluctuations in the fair value of certain investments.

Income Tax Expense

Income tax expense was US$135.9 million in the second quarter of fiscal year 2027, compared to US$51.1 million of income tax expense in the second quarter of fiscal year 2026. The increase in income tax expense was mainly due to changes in deferred tax liabilities relating to withholding tax.

Net Income/(Loss) Attributable to TAL Education Group

Net loss attributable to TAL was US$47.4 million in the second quarter of fiscal year 2027, compared to net income attributable to TAL of US$124.1 million in the second quarter of fiscal year 2026. Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$35.6 million, compared to Non-GAAP net income attributable to TAL of US$135.8 million in the second quarter of fiscal year 2026.

Basic and Diluted Net Income/(Loss) per ADS

Basic and diluted net loss per ADS were both US$0.09 in the second quarter of fiscal year 2027. Non-GAAP basic and diluted net loss per ADS, which excluded share-based compensation expenses, were both US$0.06 in the second quarter of fiscal year 2027.

Cash Flow

Net cash used in operating activities for the second quarter of fiscal year 2027 was US$179.1 million.

Cash, Cash Equivalents, and Short-term Investments

As of August 31, 2026, the Company had US$1,952.6 million of cash and cash equivalents and US$795.9 million of short-term investments, compared to US$1,523.9 million of cash and cash equivalents and US$1,715.4 million of short-term investments as of February 28, 2026.

Deferred Revenue

As of August 31, 2026, the Company’s deferred revenue balance was US$930.4 million, compared to US$882.2 million as of February 28, 2026.

Financial Results for the First Six Months of Fiscal Year 2027

Net Revenues

For the first six months of fiscal year 2027, TAL reported net revenues of US$1,753.0 million, representing a 22.0% increase from US$1,436.4 million in the first six months of fiscal year 2026.

Operating Costs and Expenses

In the first six months of fiscal year 2027, operating costs and expenses were US$1,380.0 million, representing a 4.1% increase from US$1,325.9 million in the first six months of fiscal year 2026. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$1,356.6 million, representing a 4.1% increase from US$1,303.4 million in the first six months of fiscal year 2026.

Cost of revenues increased by 14.3% to US$720.2 million from US$629.9 million in the first six months of fiscal year 2026. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 14.4% to US$719.2 million from US$628.8 million in the first six months of fiscal year 2026.

Selling and marketing expenses decreased by 11.1% to US$398.4 million from US$448.1 million in the first six months of fiscal year 2026. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, decreased by 11.2% to US$392.6 million from US$442.1 million in the first six months of fiscal year 2026.

General and administrative expenses increased by 5.4% to US$261.3 million from US$247.9 million in the first six months of fiscal year 2026. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 5.3% to US$244.9 million from US$232.5 million in the first six months of fiscal year 2026.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 3.8% to US$23.4 million in the first six months of fiscal year 2027 from US$22.5 million in the same period of fiscal year 2026.

Gross Profit

Gross profit increased by 28.1% to US$1,032.8 million from US$806.4 million in the first six months of fiscal year 2026. The gross margin for the first six months of fiscal year 2027 was 58.9%, compared to 56.1% in the same period of the prior year.

Income from Operations

Income from operations was US$373.1 million in the first six months of fiscal year 2027, compared to income from operations of US$110.4 million in the same period of the prior year. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$396.4 million, compared to US$133.0 million Non-GAAP income from operations in the same period of the prior year.

Other Income/(Expense)

Other income was US$215.5 million in the first six months of fiscal year 2027, compared to other income of US$76.5 million in the same period of the prior year. The change in other income for the first six months was mainly driven by fluctuations in the fair value of certain investments.

Income Tax Expense

Income tax expense was US$279.6 million in the first six months of fiscal year 2027, compared to US$62.2 million for the first six months of fiscal year 2026. The increase in income tax expense was mainly due to changes in deferred tax liabilities relating to withholding tax.

Net Income/(Loss) Attributable to TAL Education Group

Net income attributable to TAL was US$360.6 million in the first six months of fiscal year 2027, compared to net income attributable to TAL of US$155.4 million in the first six months of fiscal year 2026. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$383.9 million, compared to US$177.9 million Non-GAAP net income attributable to TAL in the same period of the prior year.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were both US$0.65 in the first six months of fiscal year 2027. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.69 in the first six months of fiscal year 2027.

Cash Flow

Net cash provided by operating activities in the first six months of fiscal year 2027 was US$299.2 million.

Share Repurchase

The Company’s board of directors (the “Board”) has authorized to extend the Company’s share repurchase program (the "Share Repurchase Program") initially launched in July 2025 by 12 months. Pursuant to the extended Share Repurchase Program, the Company may repurchase up to approximately US$393.7 million of its common shares through July 28, 2027. Between July 29, 2026 and October 23, 2026, the Company has repurchased 64,226 common shares at an aggregate consideration of approximately US$2.0 million.

Declaration of Cash Dividend

The Company’s board of directors has considered and approved the declaration and payment of a cash dividend to our shareholders out of the Company’s cash balances in an amount of US$0.3 per common share (US$0.1 per ADS), representing an aggregate dividend payment of approximately US$55.2 million to all shareholders of the Company.

The cash dividend will be paid on or about December 18, 2026 to the Company’s shareholders of record as of the close of business on December 1, 2026.

TAL to Hold Annual General Meeting on November 27, 2026

The Company announced that it will hold its annual general meeting of shareholders (the “AGM”) at TAL Building No.1, Courtyard No. 9, Qixin Middle Street, Changping District, Beijing, China, on November 27, 2026 at 3:00PM (Beijing time). No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s ADSs to discuss Company’s affairs with management.

The Company’s board of directors has fixed the close of business on November 9, 2026 (Eastern Standard Time) as the record date (the “Record Date”). Holders of record of the Company’s common shares at the close of business on the Record Date are entitled to notice of the AGM and any adjournment or postponement thereof. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

The notice of the AGM is available on the Investor Relations section of the Company’s website at https://ir.tal.com/. The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended February 28, 2026, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the Investor Relations section of its website at https://ir.tal.com, as well as on the SEC’s website at http://www.sec.gov.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the second quarter of fiscal year 2027 ended August 31, 2026 at 8:00 a.m. Eastern Time on October 29, 2026 (8:00 p.m. Beijing time on October 29, 2026).

Please note that you will need to pre-register for conference call participation at https://dpregister.com/sreg/10212718/1051b87d48e.

Upon registration, you will receive an email containing participant dial-in numbers, passcode, and a unique access PIN. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL's website at https://ir.tal.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, TAL Education Group’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to provide competitive learning services and products; the Company’s ability to continue to recruit, train and retain talents; the Company’s ability to improve the content of current course offerings and develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a smart learning solutions provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive learning solutions to students from all ages through diversified class formats. Our learning solutions mainly cover enrichment learnings programs and some academic subjects in and out of China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Jackson Ding

Investor Relations

TAL Education Group

Tel: +86 10 5292 6669-8809

Email: ir@tal.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2026	As of August 31, 2026
ASSETS

Current assets
Cash and cash equivalents	$1,523,879	$1,952,620
Restricted cash, current	227,551	221,561
Short-term investments	1,715,446	795,947
Inventories, net	143,326	254,280
Amounts due from related parties, current	46	25
Prepaid expenses and other current assets	232,870	313,187
Total current assets	3,843,118	3,537,620
Restricted cash, non-current	34,608	32,218
Property and equipment, net	500,710	499,700
Deferred tax assets	3,170	3,513
Rental deposits	28,058	30,404
Intangible assets, net	45,975	43,890
Goodwill	45,545	45,545
Land use rights, net	189,779	191,402
Amounts due from related parties, non-current	134	182
Long-term investments	828,249	1,803,390
Long-term prepayments and other non-current assets	37,216	90,443
Operating lease right-of-use assets	379,727	379,417
Total assets	$5,936,289	$6,657,724

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$152,513	$141,754
Deferred revenue, current	832,839	883,234
Amounts due to related parties, current	97	96
Accrued expenses and other current liabilities	672,344	751,095
Operating lease liabilities, current	109,393	120,655
Short-term debt	-	29,763
Total current liabilities	1,767,186	1,926,597
Deferred revenue, non-current	49,353	47,167
Deferred tax liabilities	67,981	245,162
Operating lease liabilities, non-current	278,083	266,464
Total liabilities	2,162,603	2,485,390

Equity
Class A common shares	156	141
Class B common shares	49	49
Treasury stock	(20)	(6)
Additional paid-in capital	3,694,418	3,679,256
Statutory reserve	216,638	212,517
(Accumulated deficit)/retained earnings	(130,428)	234,262
Accumulated other comprehensive (loss)/income	(6,376)	47,044
Total TAL Education Group's equity	3,774,437	4,173,263
Non-controlling interests	(751)	(929)
Total equity	3,773,686	4,172,334
Total liabilities and equity	$5,936,289	$6,657,724

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2025	2026	2025	2026
Net revenues	$861,353	$994,648	$1,436,352	$1,753,025
Cost of revenues (note 1)	370,340	400,005	629,911	720,183
Gross profit	491,013	594,643	806,441	1,032,842
Operating expenses (note 1)
Selling and marketing	267,286	226,407	448,059	398,434
General and administrative (note 2)	127,630	132,375	247,939	261,343
Total operating expenses	394,916	358,782	695,998	659,777
Income from operations	96,097	235,861	110,443	373,065
Interest income, net	14,161	8,156	32,883	18,061
Other income/(expense)	67,076	(189,683)	76,548	215,530
Impairment loss on long-term investments	(1,410)	-	(1,410)	-
Income before income tax expense and (loss)/income from equity method investments	175,924	54,334	218,464	606,656
Income tax expense	(51,080)	(135,895)	(62,158)	(279,553)
(Loss)/income from equity method investments	(819)	34,026	(1,074)	33,287
Net income/(loss)	124,025	(47,535)	155,232	360,390
Add: Net loss attributable to non-controlling interests	59	97	134	179
Total net income/(loss) attributable to TAL Education Group	$124,084	$(47,438)	$155,366	$360,569
Net income/(loss) per common share
Basic	$0.65	$(0.26)	$0.79	$1.96
Diluted	0.64	(0.26)	0.78	1.94
Net income/(loss) per ADS (note 3)
Basic	$0.22	$(0.09)	$0.26	$0.65
Diluted	0.21	(0.09)	0.26	0.65
Weighted average shares used in calculating net income/(loss) per common share
Basic	189,830,408	183,951,220	195,905,541	184,173,570
Diluted	192,494,611	183,951,220	198,687,649	186,010,217

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2025	2026	2025	2026
Cost of revenues	$503	$512	$1,125	$1,012
Selling and marketing expenses	2,905	3,150	5,976	5,877
General and administrative expenses	8,344	8,169	15,414	16,480
Total	$11,752	$11,831	$22,515	$23,369

Note 2: GAAP and non-GAAP general and administrative expenses include government subsidies, which were separately presented in our historical financial statements. This reclassification has been made to conform to the presentation for the current period, and such reclassification had no impact on the Group’s previously reported income from operations, net income/(loss), shareholders’ equity, or cash flows.

Note 3: Three ADSs represent one Class A common share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive INCOME/(lOSS)

(In thousands of U.S. dollars)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2025	2026	2025	2026
Net income/(loss)	$124,025	$(47,535)	$155,232	$360,390
Other comprehensive income, net of tax	11,355	27,141	27,342	53,421
Comprehensive income/(loss)	135,380	(20,394)	182,574	413,811
Add: Comprehensive loss attributable to non-controlling interests	53	97	120	178
Comprehensive income/(loss) attributable to TAL Education Group	$135,433	$(20,297)	$182,694	$413,989

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Cash flows

(In thousands of U.S. dollars)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2025	2026	2025	2026
Net cash (used in)/provided by operating activities	$(58,095)	$(179,068)	$289,690	$299,168
Net cash provided by investing activities	563,331	306,192	36,022	122,083
Net cash (used in)/provided by financing activities	(281,885)	131,895	(535,989)	(8,769)
Effect of exchange rate changes	(328)	(275)	(45)	7,879
Net increase/(decrease) in cash, cash equivalents and restricted cash	223,023	258,744	(210,322)	420,361
Cash, cash equivalents and restricted cash at the beginning of period	$1,558,386	$1,947,655	$1,991,731	$1,786,038
Cash, cash equivalents and restricted cash at the end of period	$1,781,409	$2,206,399	$1,781,409	$2,206,399

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2025	2026	2025	2026
Cost of revenues	$370,340	$400,005	$629,911	$720,183
Share-based compensation expenses in cost of revenues	503	512	1,125	1,012
Non-GAAP cost of revenues	369,837	399,493	628,786	719,171

Selling and marketing expenses	267,286	226,407	448,059	398,434
Share-based compensation expenses in selling and marketing expenses	2,905	3,150	5,976	5,877
Non-GAAP selling and marketing expenses	264,381	223,257	442,083	392,557

General and administrative expenses (note 2)	127,630	132,375	247,939	261,343
Share-based compensation expenses in general and administrative expenses	8,344	8,169	15,414	16,480
Non-GAAP general and administrative expenses (note 2)	119,286	124,206	232,525	244,863

Operating costs and expenses	765,256	758,787	1,325,909	1,379,960
Share-based compensation expenses in operating costs and expenses	11,752	11,831	22,515	23,369
Non-GAAP operating costs and expenses	753,504	746,956	1,303,394	1,356,591

Income from operations	96,097	235,861	110,443	373,065
Share based compensation expenses	11,752	11,831	22,515	23,369
Non-GAAP income from operations	107,849	247,692	132,958	396,434

Net income/(loss) attributable to TAL Education Group	124,084	(47,438)	155,366	360,569
Share based compensation expenses	11,752	11,831	22,515	23,369
Non-GAAP net income/(loss) attributable to TAL Education Group (note 4)	$135,836	$(35,607)	$177,881	$383,938

Net income/(loss) per ADS
Basic	$0.22	$(0.09)	$0.26	$0.65
Diluted	0.21	(0.09)	0.26	0.65
Non-GAAP net income/(loss) per ADS
Basic	$0.24	$(0.06)	$0.30	$0.69
Diluted	0.24	(0.06)	0.30	0.69
ADSs used in calculating net income/(loss) per ADS
Basic	569,491,224	551,853,660	587,716,623	552,520,710
Diluted	577,483,833	551,853,660	596,062,947	558,030,651
ADSs used in calculating Non-GAAP net income/(loss) per ADS
Basic	569,491,224	551,853,660	587,716,623	552,520,710
Diluted	577,483,833	551,853,660	596,062,947	558,030,651

Note 4: The tax effect of share-based compensation expenses was immaterial in the second quarter and in the first six months of fiscal year 2027.